October 17, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: John Krug and Christina De Rosa

Re:                             Proteon Therapeutics, Inc.

Registration Statement on Form S-1

SEC File No. 333-198777

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 7, 2014 and the date hereof 2,211 copies of the Preliminary Prospectus dated October 7, 2014 were distributed as follows: 0 to prospective underwriters; 813 to institutional investors; 0 to prospective dealers; 1,398 to individuals; 0 to rating agencies and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, October 21, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
JMP SECURITIES, LLC
For themselves and as Representatives of the
other Underwriters named in Schedule I of the Underwriting Agreement

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Seth Rubin
Name: Seth Rubin
Title: Managing Director

By:	JMP Securities, LLC

By:	/s/ Stephen Ortiz
Name: Stephen Ortiz
Title: Managing Director

Signature Page to Acceleration Request